Manhattan Pharmaceuticals, Inc.

48 Wall Street

New York, New York 10005

December 21, 2009

VIA EDGAR AND FAX

Securities and Exchange Commission
Division of Corporation Finance
Attention Jeffrey P. Riedler

Re:	Manhattan Pharmaceuticals, Inc.
Registration Statement on Form S-1
Filed on June 2, 2009 File No. 333-159663

Dear Mr. Riedler:

           Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), application is hereby made by Manhattan Pharmaceuticals, Inc., a Delaware corporation (the "Company"), to withdraw its registration statement on Form S-1 (File No. 333-159663), including all exhibits thereto, (the "Registration Statement").  The Registration Statement, which was initially filed with the Securities and Exchange Commission (the "Commission") by the Company on June 2, 2009, relates to the resale by a certain stockholder of the Company (the "Selling Stockholder") of shares of common stock of the Company issuable to the Selling Stockholder.  In light of the Commission's position that shares of common stock of the Company issuable upon exercise of the Selling Stockholder's put right cannot be registered because such shares are not currently outstanding and are not issuable upon conversion of an outstanding convertible security, the Company has decided not to proceed with the offering described in the Registration Statement, and believes that allowing the withdrawal of the Registration Statement is consistent with public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.  The Commission has not declared the Registration Statement effective, and no securities have been sold by the Selling Stockholders pursuant to the Registration Statement.

The Company respectfully requests that the Commission (i) grant this application for withdrawal of the Registration Statement and (ii) issue an order to be included in the file for the Registration Statement to the effect that the Registration Statement has been withdrawn upon request of the Company, with the Commission consenting thereto.  It is the Company's understanding that, in accordance with paragraph (b) of Rule 477 under the Securities Act, the Company's application for withdrawal will be deemed granted at the time of the submission of this application, unless, within fifteen (15) calendar days after the filing of this application, the Commission notifies the Company that this application will not be granted.

The Company hereby further requests, in accordance with Rule 457(p) of the Securities Act of 1933, that all fees paid by the Company to the Commission in connection with the filing of the Registration Statement be credited to the Company's account with the Commission for further use.

Manhattan Pharmaceuticals, Inc.

48 Wall Street

New York, New York 10005

If you have any questions regarding the foregoing, please do not hesitate to call me at 212-492-8741.

Sincerely,
Manhattan Pharmaceuticals, Inc.

By: s/Michael McGuinness
Michael McGuinness
Chief Financial Officer

cc:	Jennifer Riegel
SEC - Division of Corporation Finance

Anthony Pergola, Esq.
Lowenstein Sandler, PC
Via facsimile at 973-597-2445